This offering is not live or open to the public at this moment.

PLAY VIDEO

0
Investors

$0.00
Raised of $10k - $100k goal

xCraft

Powerful flying machines

Small OPO · Coeur d'Alene, ID · Technology
Accepting International Investment

Overview Team Terms Updates Comments Share

Chat
Chat


XCRAFT

Drone Tech that Positively Changes the World

Invest in xCraft

Once the stuff of science fiction, drones are now a part of our day-to-day lives. These unmanned aerial vehicles have changed so many things and provide an exciting way for people to explore and interact with the world around them.

Drones can be so much more than just a recreational pastime, though. If put to good use, they have the power to affect real and lasting positive change in the world. At xCraft, we recognize this potential, which is why





we've worked tirelessly to make our technology the gold standard in this still-nascent industry.

Chat

In only a few short years, our flagship product, the X PlusOne, has garnered widespread acclaim for its precision, speed and maneuverability. Soon to be released, our PhoneDrone Ethos, which **can convert a smartphone into a flying vehicle,** will give more people than ever before access to this exciting technology. But, that's just the start.

We fully believe that our technology can be used to help first responders at the scene of an accident, it can help corporations and governments achieve security at their most vulnerable points, it can help scientists to learn more about our world and to find ways of preserving it, and it can assist greatly with search-and-rescue operations following an environmental catastrophe. In short, we believe that it can change the world.

This is our vision; it's a grand one... And that's why we're turning to you.

Crowdfunding is something that's woven into the very DNA of

Chat

Since the beginning, we have fueled our innovation by reaching out directly to the public through platforms like Kickstarter and Indiegogo. But, now we're doing something different.

Instead of offering a bit of swag or a prototype in exchange for your financial contribution, **we're offering you an opportunity to invest in the future.** Drone technology has come so far, and it has yet more places to go. With your investment, xCraft can realize the full potential of this exciting technology, a potential that encompasses many industries, from agriculture to transportation and everything in between.

Invest in xCraft today. Be a part of the future, and help us to bring positive change the world.

Investment
$1.70/share | When you invest you are betting the company's futur

Chat

will exceed $6.0M.

Perks *
$500+ — 10% off of any one purchase of product(s) from our website
$2,500+ — Reservation for a Phone Drone Ethos (1)
$5,000+ — Reservation for a Rogue, our 100 MPH racer (1)
$10,000+ — You will receive your own xPlusOne HD

- All Kickstarter and Indiegogo backers who invest will receive a complimentary 20% off any one purchase from our website. Any Phone Drone Ethos or Rogue product received will be shipped when they are ready for market.

Consumer drones and autonomous aerial vehicles have great potential. With your investment and our technology and ingenuity, xCraft aims to change the world.

Chat

The Story of xCraft Thus Far

To say that it's been a wild ride for xCraft would be putting it mildly. Co-founders JD Claridge and Charles Manning met only three years ago, and in that short time they have managed to build a powerful drone company.

This incredible success was not achieved through their work and that of the team alone. It's due, in no small part, to the thousands of individual contributors who helped to fund xCraft's flagship product, the X PlusOne, through Kickstarter. That initial crowdfunding campaign managed to triple its goal, and allowed xCraft to make the X PlusOne one of the most powerful and unique consumer drones in the marketplace.


XCRAFT





But the vision was never just one powerful drone. The vision was to use drone technology to transform the world, and realizing that vision began with finding a way to get drone technology into more people's hands. And so, the PhoneDrone Ethos was born.

The team at xCraft realized that most people already have the most expensive components of a drone in their pockets. **The PhoneDrone Ethos combines forces with almost any smartphone in order to the average consumer a powerful drone at a fraction of the price.** This coming August, this new, exciting and low-cost technology will finally hit the market...

It's this track record of success and xCraft's future potential that led to one of the company's most high-profile successes yet. Appearing on ABC's *Shark Tank*, JD and Charles were able to bring all five sharks in on a deal worth $1.5 million!

When you invest in xCraft, you will be making the same decision that business icons like Mark Cuban and Kevin O'Leary did.

A hit with consumers already, xCraft's technology is poised to blaze new trails in a myriad of industries.

- Over $143,000 raised for the X PlusOne on Kickstarter.
- Over $325,000 raised for the PhoneDrone Ethos on Kickstarter
- Over $64,000 raised for the PhoneDrone Ethos on Indiegogo.
- xCraft technology is being licensed for uses outside of the consumer market.

When you invest in xCraft, you will be making the same decision that business icons like Mark Cuban and Kevin O'Leary did.

A Look at xCraft's State-of-the-Art Drone Technology

When all five Sharks made the $1.5M offer to xCraft, they instantly recognized the power and refinement of our trailblazing drone technology. But, it was not those things alone that convinced them to offer $1.5M, along with their time and expertise. They recognized that xCra technology has applications well beyond the consumer realm. Simply, they realized the power of xCraft...


FLIGHT CREW
XCRAFT
XCRAFT

X PlusOne



PhoneDrone Ethos



As xCraft's flagship product, the X PlusOne has a host of killer features that have made it a darling among drone enthusiasts. It's perhaps best known for being the ultimate hybrid, capable of hovering one moment and zooming at speeds approaching 100 kph the next. But that's just the tip of the iceberg.

The X PlusOne also features:

- **Autonomous flight plans** that can be programmed through xCraft software
- A **loiter mode** that keeps the drone in one GPS-defined stationary position
- An **auto-landing feature** that makes getting the drone back to earth a cinch
- **Follow-me function** that can sync to the location of a user's smartphone
- The ability to **hook up with a GoPro** or similar camera

These features combined with our precision engineering are proof of the trailblazing technology that fuels xCraft's capacity for innovation.

We believe that as many people as possible should have access to drone technology. That's where the PhoneDrone Ethos comes in. This unique device leverages the procession power and telemetry equipment of a smartphone and combines it with our expertly engineered drone hardware. The result is a powerful drone for nearly half the price that consumers have come to expect.

The PhoneDrone Ethos also features:

- **Low-battery auto-land**, so you never have to worry about your phone
- The utmost safety, being **waterproof, shock resistant and floatable**
- A **companion app** through which the PhoneDrone can be controlled
- The same **follow-me function** made popular by the X PlusOne
- **Mirror lens** that allows for **video below, forward and to both sides**

This powerful, smartphone-enabled technology is poised to change the consumer drone market forever. We can't wait for you to see it in action this Spring!

Chat
Chat
Chat

xCraft: Realizing the True Potential of Drone Technology

Chat

We're incredibly proud of the X PlusOne and excited to witness the various applications people will have for the PhoneDrone Ethos. But, these two products are only the beginning for xCraft.

Ultimately, the future of drones, and particularly autonomous aerial vehicles, lies outside of the consumer realm. When you invest in xCraft, you're helping to bring a diverse array of applications for drone technology to the fore.



Agriculture

In a world that's constantly growing and that is beset by environmental disasters, a more efficient and bountiful agricultural industry is of paramount importance. Drones can help farmers all over the world to maximize their yields and to develop new ways of planting and harvesting in a sustainable manner.



Emergency Response

The first minutes after an environmental catastrophe or another calamity are critical. First responders, though, can only respond to what they're able to see. Drones can put eyes and ears in the sky, helping these first responders to offer superior assistance to those who are in the most dire need.



Transportation

With roadways becoming more and more backed up every day, it's readily apparent that new solutions to congestion are needed. It's xCraft's belief that autonomous aerial vehicles can be used to provide a new means of transportation, alleviating grid-lock traffic in the world's most populous cities. Even better, they can help to curb the pollution that threatens our world.



Security

As the world becomes more technologically advanced, the nature and scope of security threats only continue to expand. Drone technology can be leveraged by private individuals, businesses, institutions and governments in order to provide tighter and more efficient security in an increasingly dangerous world.

Chat

These are just some of the myriad ways in which xCraft's drone technology can be deployed to change the ways in which various industries and services go about their businesses. Our state-of-the-art technology can be utilized by people in fields as diverse as energy, insurance, environmental science and even in the exploration of other worlds. Because of all of this, xCraft is uniquely positioned to affect positive change in the world.

Chat

The Present and the Future of the Drone Industry

"You guys are going to own this market."

- Kevin O'Leary AKA "Mr. Wonderful"
Speaking to JD and Charles on "Shark Tank"

Accelerating Growth Potential

When examining the present and future of the drone market recently, Goldman Sachs reached some noteworthy findings. Namely, **the commercial market for drones is expected to grow to $20.6 billion globally within the next five years.**

This will outpace that already accelerating market for consumer drones, which is still in its infancy. According to the same study by Goldman Sachs, **the consumer drone market could be valued at $14.5 billion globally within five years and $3.6 billion within the U.S. alone.**

While we will continue to manufacture and sell state-of-the-art consumer drones, **the commercial market is what really excites us at xCraft.** Drones have applications across a variety of different industries, and our technology and software is uniquely poised to capitalize upon this.

Utility companies can drones them to conduct vital maintenance inspections. Farmers can use drones for crop monitoring. Journalists can use them to gather footage in the most remote areas... **"Drones can be game changers in many industries! Not just those you think of right away."**

Exhibit 21: Retail drone sales to grow to $3.3bn by 2020...
Retail/Consumer drone market ($mn) and yoy growth (%)



Retail/Consumer drone market ($mn)
YoY change (%)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
300%
250%
200%
150%
100%
50%
0%
2013
2014
2015E
2016E
2017E
2018E
2019E
2020E
Revenues ($ mn)
YoY

Exhibit 22: ...as units rise to over 7.8mn in 2020
Retail/Consumer drone market ($mn) and units (000s)



Retail/Consumer Drone market ($mn)
Units ('000s)
4,000
3,000
2,000
1,000
0
10,000
8,000
6,000
4,000
2,000
0
2013
2014
2015E
2016E
2017E
2018E
2019E
2020E
Revenues ($ mn)
Units (1000s)

Chat

Where We've Flown and Where We'll Be Flying

Chat

The FAA put in place a new drone certification program that had over 3,000 test-takers on the first day. That's big. Where will all of this go?

Higher crop yields, faster natural disaster response, better mining and timber inventory, safer infrastructure operations, faster emergency response, improved security, access to medication in remote areas, same day package delivery... And maybe someday... In the not too distant future... Autonomous aerial personal transportation!

As a famous *Shark Tank* entrepreneur once said, **"The sky is no longer the limit."**



XPLUSONE
XPLUSONE

Chat

The Team Behind xCraft



2014

xCraft Is Born

JD Claridge and Charles Manning start xCraft, marrying their passion for flight with their passion for business.

2015

X PlusOne Crushes Its Kickstarter Goal

Initially seeking $50,000, the X PlusOne raises nearly $150,000 from 263 backers on Kickstarter.

October 2015


SHARK TANK

Sharks in the Water!

Appearing on ABC's "Shark Tank", JD and Charles are offered $1.5 million from all five sharks – a record breaking syndicate!

2016

The PhoneDrone Crushes Its Crowdfunding Goals

Between Kickstarter and Indiegogo, the PhoneDrone Ethos manages to raise nearly $500,000.

Summer 2016


ROGUE

Launch of the Rogue FPV Racer Drone

Capable of traveling 100 MPH, the Rogue FPV Racer Drone is one of our most exciting products yet.

Fall 2016


XPLUSONE

X PlusOne Goes Worldwide

An exciting turned into an even more exciting fall, when the X PlusOne achieved worldwide distribution.

January 2017

Kickstarter Rewards Shipped

All of those who participate in the crowdfunding effort for the X PlusOne received their rewards.

Spring 2017

Launch on StartEngine

We're excited to open up xCraft to the public!

May 2017



The Commercial Drone Is Here

This spring, we will launch our first commercial drone, the x2 GEO.

August 2017



Release of the PhoneDrone Ethos

After years of anticipation, the PhoneDrone Ethos is finally in the hands of consumers.

In the Press

Forbes VentureBeat FORTUNE Inc.

SHOW MORE

Chat

Meet the Founders



JD Claridge

CEO and Co-Founder

JD Claridge is the CEO and co-founder of xCraft, a leading drone company developing innovative vehicles for the UAV market. JD was born with a passion for flight. Building and crashing flying toys throughout his youth taught him much about the science and art of flight vehicle design. He once built a (mostly) functional hang glider at the age of 7 and convinced his best friend to test fly it. JD's passion for flight runs deeply through all of his pursuits. As a certified pilot, electrical engineer, airframe mechanic, and Designated Engineering Representative (DER) for the FAA, he has held key engineering roles at several aerospace OEMs and has founded his own aerospace consulting firm; Aero Designworks. In October of 2015, JD and xCraft co-founder Charles Manning were featured on ABC's Shark Tank, making history by negotiating an unprecedented deal with all five Sharks. This catapulted xCraft into the center of the public spotlight and made household names out of xCraft's launch products; PhoneDrone Ethos and X PlusOne. With JD at the helm, xCraft continues to engineer innovation into the DNA of every flying machine they produce.



Charles Manning

Co-Founder, Director

Charles Manning is a co-founder and remains a Director of xCraft. An aviation enthusiast, Charles was immediately excited about working with JD to help make the X PlusOne a reality. Charles is founder and CEO of Kochava, a leading mobile attribution analytics platform company serving tier-one advertisers world-wide. Beginning his career at Oracle, Charles later held executive and C-Level positions at M-Code, Managed Objects, and PLAYXPERT. Prior to founding Kochava, Charles founded PLAYXPERT – which started as a gaming technology platform. After licensing the PLAYXPERT technology to Razer, Charles built a team that focused its time on building engagement platforms for entrepreneurs and agencies.

Chat

Chat

And the Rest of the Team



Kevin Nichols

CFO

For the past 20 years, Kevin has been an independent consulting-CFO and founder in several start-up ventures, including aviation, mapping, and remote-sensing companies. He is a CPA, and after his start in public accounting, Kevin spent many years in R/E finance, development, and banking. He is a graduate of Boise State University, majoring in Finance and Accounting.



John Overby

Advisor

John Overby manages the Tech Accelerator Program at Ignite Northwest. John was the first entrepreneur to start two back-to-back INC 500 companies (#13 followed by #104). He is a seasoned technology entrepreneur and former regional director of the North Idaho Small Business Development Center. He has served on many university and company boards over the years. His passion is helping high-tech entrepreneurs to rapidly build their companies in the Inland Northwest.



Nick Smoot

Advisor / Investor

Nick has founded and sold 3 tech companies. Now, as the founder of Innovation Collective and Mountain Man Ventures (VC fund), he is focused on redefining how cities participate in the global economy. He is a Milken Institute Young Leader and is a member of the Young Entrepreneur Council. Nick has been interviewed for or contributed to Bloomberg, Forbes, USA Today, Fast Company, Mashable, Virgin, LinkedIn, Inc. Magazine and Huffington Post.



Phil Burks

Sky Paver

Phil is the CEO of The Genesis Group of companies in Tyler, Texas. In 1989 Phil founded the software arm of Genesis, supplying leading edge software technology to first responders around the globe. Genesis is now 62 employees strong with offices in the UK, USA and affiliates in Australia and Mexico. As well, Phil is actively involved in creating 'green' commercial real estate, serving on several faith-based and non-profit boards, and he mentors up and coming entrepreneurs.

Offering Summary

OFFERING SUMMARY

Our Company

xCraft Enterprises, Inc. ("xCraft" or the "Company") is a Delaware corporation that has developed uniquely designed unmanned Aerial Vehicles ("UAV's" or "Drones") which are specifically engineered to deliver vertical take-off and landing, and high-efficiency and speed in their in-flight performance.

The Offering

Securities Offered	Maximum 58,823 shares of Class B Non-Voting Common Stock ($99,999.10 maximum raise)
Common Shares Outstanding Before This Offering:	3,526,250 shares
Common Stock Outstanding After This Offering:	3,585,073 shares
Use of Proceeds:	The net proceeds of this offering will be used to fund completion and production costs for our PhoneDrone as well as the development of the PhoneDrone mobile application, continued R&D efforts, to fund its marketing program, and for general corporate purposes (including working capital and other expenses).

Perks *

* All perks are individual, not inclusive of previous perks. Investors only get one perk reward matching your level of investment.

$500+	10% off of any one purchase of product(s) from our web-site
$2,500+	Reservation for a Phone Drone Ethos (1)
$5,000+	Reservation for a Rogue, our 100 MPH racer (1)
$10,000+	You will receive your own xPlusOne HD

All Kickstarter and Indiegogo backers who invest will receive a complimentary 20% off any one purchase from our web-site.

- Any Phone Drone Ethos or Rogue product received will be shipped when they are ready for market.

Irregular Use of Proceeds

The Company does not foresee, nor is there any planned irregular use of any of the proceeds from this offering.

Offering Details

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow xCraft to get notified of future updates!

Chat

Comments (0 total)

Add a public comment...

Post

©2017 All Rights Reserved

About

Blog
About Us
FAQs

Connect

Facebook
Twitter
Careers
LinkedIn
LinkedIn
Instagram

Join

Edit My Campaign
Investors

Legal

Terms of Use
Privacy Policy
Section 17(b) Disclosure
Disclaimer
Disclaimer

Chat

IMPORTANT MESSAGE: www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of two types:

Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings.
Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC.
Both types of offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors: Investment opportunities posted and accessible through the site will be offered to Canadian resident investors in accordance with prospectus exemptions under Canadian securities laws, including, but not limited to, the "Accredited Investor" and "Offering Memorandum" exemptions under National Instrument 45-106 promulgated by the Canadian Securities Administrators.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

Copyright © 2016 StartEngine, LLC. All Rights Reserved.

Chat